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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-24792

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2010__ AND ENDING ___March 31, 2011___
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KW Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Bayhill Drive, Suite 170

OFFICIAL USE ONLY
FIRM ID NO.

(No. and Street

San Bruno **CA** **94066**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence A. Krause **650-266-8055**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620 **San Francisco** **CA** **94105**

(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not
 required to respond unless this form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, **Lawrence A. Krause**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **KW Securities Corporation**, as of **March 31, 2011**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
                                          Signature

_____
                                          Title

Subscribed and sworn to before me
this 26 day of _MAY_ 2011

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☒ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
KW Securities Corporation

We have audited the accompanying statement of financial condition of KW Securities Corporation (the "Company") as of March 31, 2011, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KW Securities Corporation as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
May 24, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

KW Securities Corporation
Statement of Financial Condition
March 31, 2011

Assets

Cash	$	1,226
Deposit with clearing-broker		50,000
Commissions receivable		19,669
Total assets	$	70,895

Liabilities and Stockholder's Equity

Liabilities:

Due to parent	$	19,000
Accounts payable and accrued expenses		1,000
Total liabilities		20,000

Stockholder's equity:

Common stock, $1 par value:		
Authorized: 500,000 shares;		
Issued and outstanding: 4,500 shares		4,500
Retained earnings		46,395
Total stockholder's equity		50,895
Total liabilities and stockholder's equity	$	70,895

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Operations
Year Ended March 31, 2011

Revenues:

Commissions	$	357,519
Interest and dividends		115
Other		290
Total revenues		357,924

Expenses:

Management fees	337,958
Clearing and brokerage	18,420
Professional fees	5,120
Licenses, fees and other	4,698
Total expenses	366,196
Net loss	$ (8,272)

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2011

| | Capital Stock | | | |
| | Common Stock | | Retained | Total Stockholder's |
	Shares	Amount	Earnings	Equity
Balances, April 1, 2010	4,500	$ 4,500	$ 54,667	$ 59,167
Net loss	-	-	(8,272)	(8,272)
Balances, March 31, 2011	4,500	$ 4,500	$ 46,395	$ 50,895

See Accompanying Notes to Financial Statements

- 4 -

KW Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2011

Cash flows from operating activities:

Net loss	$	(8,272)
Adjustments to reconcile net loss to net cash		
used in operating activies:		
Decrease in due from affiliate		6,358
Increase in commissions receivable		(11,377)
Increase in due to parent		10,800
Total adjustments		5,781
Net cash used in operating activities		(2,491)
Cash, beginning of year		3,717
Cash, end of year	$	1,226

KW Securities Corporation
Notes to the Financial Statements
March 31, 2011

1.   Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States, and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Commissions Receivable

The Company clears securities transactions through third-party broker/dealers and financial institutions. The clearing entity collects commissions earned and remits to the Company its share of commissions collected.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company, as if the Company had filed separate income tax returns. There was no liability allocated to the Company for the year ended March 31, 2011 because management believes it to be immaterial to the financial statements.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011, the Company had net capital of $50,895, which was $25,895 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.3930 to 1.

4. Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. (the "Parent") and has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of overhead expenses allocable to its operations. During the year ended March 31, 2011, the Company paid $337,958 as a reimbursement to the Parent for its share of expenses; such payments are reported as "management fees" in the accompanying statement of operations. As of March 31, 2011, the Company had $19,000 payable to the Parent for management fees, which is recorded as "due to parent" in the accompanying statement of financial condition.

5. Deposit with Clearing-Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held at RBC Dain Correspondent Services. As of March 31, 2011, the Company had $50,000 on deposit with RBC Dain Correspondent Services.

6. Subsequent Events

Management evaluated subsequent events through May 24, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: __KW Securities Corporation__   as of   __March 31, 2011__

1. Total ownership equity from Statement of Financial Condition...	$	50,895	3480
2. Deduct ownership equity not allowable for Net Capital..	(	)	3490
3. Total ownership equity qualified for Net Capital..		50,895	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............			3520
B. Other (deductions) or allowable credits (List)..			3525
5. Total capital and allowable subordinated liabilities..	$	50,895	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)..		3540		
B. Secured demand note delinquency..		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges..		3610		3620
7. Other additions and/or allowable credits (List)..				3630
8. Net capital before haircuts on securities positions..			50,895	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments...................................		3660		
B. Subordinated securities borrowings...................................		3670		
C. Trading and investment securities:				
1. Exempted Securities...................................		3735		
2. Debt securities...................................		3733		
3. Options...................................		3730		
4. Other securities...................................		3734		
D. Undue Concentration...................................		3650		
E. Other (List)...................................		3736		3740
10. Net Capital..	$		50,895	3750

OMIT PENNIES

- 10 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: __KW Securities Corporation__   as of __March 31, 2011__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)..	$ 1,333	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	25,000	3760
14.	Excess net capital (line 10 less 13)...	25,895	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12...	20,895	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition.................................		20,000	3790
17.	Add:			
	A. Drafts for immediate credit... $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited.. $	3810		
	C. Other unrecorded amounts (List)... $	3820		3830
19.	Total Aggregate indebtedness...		20,000	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)......................		39.30%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)............................			3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24.	Net capital requirement (greater of line 22 or 23)..		3760
25.	Excess capital (line 10 or 24)...		3910
26.	Net capital excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

KW Securities Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

KW Securities Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
March 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

KW Securities Corporation
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
For The Year Ended March 31, 2011

1. Reconciliation of Computation of Net Capital to Respondent's Computation

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 50,895	$ 20,000	39.30%
Computation per Schedule I	50,895	20,000	39.30%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Board of Directors of
   KW Securities Corporation

In planning and performing our audit of the financial statements of KW Securities Corporation (the "Company"), as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent
accounting and consulting firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hart, Levy & Weiland LLP

San Francisco, California
May 24, 2011

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2011

**TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA**

**VERIFICATION FORM PURSUANT TO
CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)**

(Executed WITHIN OR WITHOUT of the State of California)

I, **Lawrence A. Krause**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____ day of _____, 2011, at

_____, California.

_____
(Signature of person signing)

Present_____
 (Title of person signing report)

KW Securities Corporation_____   _____008237_____
(Name of Licensee)   (File Number)

INSTRUCTIONS:

If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.